

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Ronald E. Kuykendall
General Counsel and Secretary
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, MD 20832

> **Re: Sandy Spring Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 9, 2010**
> **Forms 8-K Filed February 25, 2010 and March 18, 2010**
> **File No. 000-19065**

Dear Mr. Kuykendall:

We have reviewed your response letter dated October 8, 2010 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk, page 39

1.   We note your response to comment two from our letter dated September 17, 2010. Please enhance your future filing disclosures regarding the 24 residential real estate development loans which became non-performing during 2009 as described below:

- Quantify the amount of charge-offs and paydowns associated with these loans both for the periods presented and since origination; and

- Quantify any loan amounts outstanding as of June 30, 2010 from the borrower for which you received liquidation proceeds of $15.4 million upon the borrower's bankruptcy settlement. To the extent that there are any loan amounts outstanding from this borrower that have not been fully provided for, please tell us and revise your future filings to explain how you have determined that collection of these amounts is probable.

Form 8-K filed February 25, 2010

2.   We note your response to comment 13 from our letter dated September 17, 2010. We are not persuaded that an amended Form 8-K was not required following Mr. Starliper's committee appointments. Please amend the Form 8-K to disclose the committees to which he has been named.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-2424 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney